EXHIBIT 99.1

FOR IMMEDIATE RELEASE

PATRICK E. QUINN AND MAX L. FULLER ANNOUNCE EXPECTED SCHEDULE FOR COMMENCEMENT, RECEIPT OF RESTATED FINANCING COMMITMENT, AND INCREASED PRICE FOR PROPOSED TENDER OFFER FOR SHARES OF
 U.S. XPRESS ENTERPRISES, INC.

CHATTANOOGA, TENNESSEE – September 10, 2007 – Patrick E. Quinn and Max L. Fuller today provided an update regarding their previously announced intention, through an entity controlled by them, to proceed with a tender offer to acquire all of the outstanding shares of Class A common stock of U.S. Xpress Enterprises, Inc. (NASDAQ:  XPRSA) (the "Company").  Messrs. Quinn and Fuller stated that they expect to cause their wholly owned affiliate, New Mountain Lake Acquisition Company, to commence the proposed tender offer within one week.

Messrs. Quinn and Fuller also announced that SunTrust Bank and SunTrust Robinson Humphrey, Inc. have delivered a restated commitment letter to fund the proposed tender offer and to provide post-closing financing.  The restated financing commitment reflects certain changes in the leveraged finance market since the original June 22, 2007, announcement date and is subject to customary conditions.  The restated financing commitment is expected to be filed shortly on an amendment to the Schedule 13D filed by Messrs. Quinn and Fuller on June 22, 2007.  The tender offer will be conditioned upon the receipt of funds as described in the commitment letter.

Messrs. Quinn and Fuller further announced that the proposed tender offer price is expected to be increased from $20.00 per share to $20.10 per share.  The new offer price would represent a premium of 44.8% over the $13.88 per share average reported closing price of the Company's Class A common stock for the 30 trading days ended on June 21, 2007, the last trading day before the date of the original tender offer proposal, and a 41.3% premium over the $14.23 per share reported closing price on June 21, 2007.

Messrs. Quinn and Fuller founded the Company in 1985 and serve as Co-Chairmen of the Board.  Mr. Fuller is the Company’s Chief Executive Officer and Mr. Quinn is the Company’s President.

As announced on June 22, 2007, the proposed tender offer will be conditioned on, among other things, there having been validly tendered and not withdrawn prior to the expiration date of the tender offer at least that number of shares of the Company’s Class A common stock (i) that would, when aggregated with the shares of all Class A and Class B common stock currently owned by Messrs. Quinn and Fuller and certain of their affiliates, represent at least 90% of all the Company’s Class A and Class B common stock then outstanding, and (ii) that represent at least a majority of the total number of shares of the Company’s Class A common stock outstanding on such date that are not held by Messrs. Quinn and Fuller, certain of their affiliates, or the directors and executive officers of the Company.  If the conditions to the proposed tender offer are satisfied and the tender offer is completed, a "short form" merger would be expected, in which all un-tendered shares of Class A common stock would be cancelled in exchange for merger consideration equal to the offer price.

U.S. Xpress Enterprises, Inc. is the fourth largest publicly owned truckload carrier in the United States, measured by revenue.  The Company provides dedicated, regional, and expedited team truckload services throughout North America, with regional capabilities in the West, Midwest, and Southeastern United States. The Company is one of the largest providers of expedited and time-definite services in the truckload industry and is a leader in providing expedited intermodal rail services.  Xpress Global Systems, Inc., a wholly owned subsidiary, is a provider of transportation, warehousing, and distribution services to the floor covering industry.  The Company participates in logistics services through its joint ownership of Transplace, an Internet-based global transportation logistics company.  The Company has an 80% ownership interest in Arnold Transportation Services, Inc., which provides regional, dedicated, and medium length-of-haul services with a fleet of approximately 1,500 trucks, and Total Transportation of Mississippi and affiliated companies, a truckload carrier that provides medium length of haul and dedicated dry-van service with a fleet of approximately 600 trucks primarily in the Eastern United States. The Company has a 49% ownership interest in Abilene Motor Express, Inc. with approximately 170 trucks and a 40% interest in C&C Trucking of Duncan with approximately 130 trucks.  More information about U.S. Xpress Enterprises, Inc. and its principal subsidiary companies is available on the Internet at www.usxpress.com.

The proposed tender offer described in this announcement has not yet commenced.  This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an offer to purchase and related letter of transmittal.

Investors and security holders are urged to read the following documents when they become available because they will contain important information:

•	The tender offer statement on Schedule TO, including the offer to purchase, letter of transmittal, and notice of guaranteed delivery; and

•	The Company's solicitation/recommendation statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the Securities and Exchange Commission ("SEC").  When these and other documents are filed with the SEC, they may be obtained free of charge at the SEC's website www.sec.gov.  Copies of the tender offer statement on Schedule TO also may be obtained free of charge (when available) by directing requests to Mackenzie Partners Inc., the information agent for the offer, at 800-322-2885.

Statements in this announcement that relate to consummation of the tender offer and any subsequent merger described herein are “forward-looking statements.”  These statements are based on current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied.  These uncertainties, as well as other factors described in the Company's SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

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